02036930

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

P.E.
5-1-02

For the month of May 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Business Systems Administration Group

Date: May 16, 2002

(Translation)

May 16, 2002

To whom it may concern:

Name of Company listed:	Kyocera Corporation
Name of Representative:	Yasuo Nishiguchi President and Director (Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)
Person for Inquiry:	Hideki Ishida Managing Director General Manager of Business Systems Administration Group (Tel. No.: 075-604-3500)
Name of Company Listed:	Toshiba Chemical Corporation
Name of Representative:	Iwao Yamazaki President and Director (Code Number: 4232, The Second Section of the Tokyo Stock Exchange)
Person for Inquiry:	Kiyoshi Iwasaki Management of Corporate Planning Division (Tel. No.: 048-225-6837)

Re: Notice relating to Stock Swap

This is to advise you that Kyocera Corporation (hereinafter referred to as "Kyocera") and Toshiba Chemical Corporation (hereinafter referred to as "Toshiba Chemical"), at the meetings of their respective Boards of Directors held on May 16, 2002, resolved that Kyocera will make Toshiba Chemical a wholly-owned subsidiary (100% owned subsidiary) through stock swap, and that they have entered into a Stock Swap Agreement.

The effective date of the stock swap is scheduled to be August 1, 2002, subject to the approval of the Stock Swap Agreement at the Ordinary General Shareholders Meeting of Toshiba Chemical to be held on June 27, 2002. Pursuant to Article 358 of the Commercial Code (Easy Method for Stock Swap), Kyocera's approval of the Stock Swap Agreement at a General Shareholders Meeting will not be required.

1. Purpose of Stock Swap

Kyocera and Toshiba Chemical have agreed that Kyocera shall make Toshiba Chemical a wholly-owned subsidiary of Kyocera through stock swap.

We anticipate that a number of competitive electronic parts and components will be developed as a result of the integration of fine chemical technologies derived from the organic chemical technologies held by Toshiba Chemical and fine ceramic technologies held by the Kyocera group. In particular, we anticipate the great synergistic effects in the business area of organic materials and components, including high-value-added organic packages, circuit boards and mounted components, etc.

We, as a group, will make efforts to increase corporate value by utilizing efficiently the resources within the group and will seek to maximize the synergistic effects resulting from the integration of the two companies.

2. Terms and Conditions of Stock Swap

(1) Time table of Stock Swap

May 16, 2002:	Meetings of the Boards of Directors to approve the Stock Swap Agreement Execution of the Stock Swap Agreement
June 27, 2002:	General Shareholders Meeting to approve the Stock Swap Agreement (Toshiba Chemical only)
August 1, 2002:	Effective date of stock swap
Approximately the end of September 2002:	Delivery of share certificates

(2) Stock Swap Ratio

Name of the Company	Kyocera Corporation	Toshiba Chemical Corporation
Exchange Ratio	1	0.022

Notes: (i) Ratio of Allocation of Shares

0.022 Kyocera shares will be allocated to one Toshiba Chemical share.

(ii) Basis of the Calculation of Stock Swap Ratio

Kyocera requested Nikko Cordial Securities Inc. to calculate the stock swap ratio, and Toshiba Chemical requested Nomura Securities Co., Ltd. to calculate the stock swap ratio. Making reference to the results of such calculations, Kyocera and Toshiba Chemical negotiated to reach an agreement as to the stock swap ratio set forth above.

(iii) Method of Calculation and Basis thereof by Third Party Institutions

Nikko Cordial Securities Inc., the financial advisor to Kyocera, calculated the stock swap ratio based on the share market price method and the current net asset value method.

Nomura Securities Co., Ltd., the financial advisor to Toshiba Chemical, calculated the stock swap ratio based on the average share market price method and discounted cash flow method.

(iv) Number of Shares to be Newly Issued in Stock Swap

990,990 shares of Common Stock of Kyocera

(v) Starting Date for Calculation of Dividends

The starting date for the calculation of the amount of dividends to be paid to the new shares issued in the stock swap shall be April 1, 2002.

(3) Cash Distribution in Stock Swap

There will be no cash distribution in the stock swap.

3. Outline of Parties to Stock Swap (As of March 31, 2002)

(1) Name	Kyocera Corporation	Toshiba Chemical Corporation
(2) Principal Businesses	- Fine ceramics group - Electronic device group - Equipment group - Others	- Electronic parts and materials - Electric insulators - Synthetic resin molded parts - Molding dies and machinery
(3) Date of Incorporation	April, 1959	October, 1974
(4) Location of Headquarters	Fushimi-ku, Kyoto	Minato-ku, Tokyo
(5) Representatives	Yasuo Nishiguchi President and Director	Iwao Yamazaki President and Director
(6) Capital Amount	115,703 million yen	10,172 million yen
(7) Number of Shares Issued and Outstanding	190,318,300 shares	45,045,000 shares
(8) Shareholders' Equity	879,434 million yen	13,387 million yen
(9) Total Asset	1,110,951 million yen	29,194 million yen
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	14,568	654
(12) Principal Suppliers and Customers	Suppliers Matsushita Electric Industrial Co., Ltd. Mitsui & Co., Ltd. Sony Corp. Customers Fujitsu Ltd. Hitachi, Ltd. NEC Corp.	Suppliers Towa Denki Co. Ltd. Fukuda Metal Foil & Powder Co. Ltd. Tatsumori Ltd. Customers Toshiba Corp. Sony Corp. Denso Corp.
(13) Principal Shareholders and Their Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account) 5.9% The Bank of Kyoto, Ltd. 3.8% The Mitsubishi Trust and Banking Corp. (Trust Account) 3.8% Kazuo Inamori 3.6% UFJ Trust Bank Ltd. (Trust Account A) 3.2%	Toshiba Corp. 57.0% Employees Shareholding Union 1.5% Sumitomo Mitsui Banking Corp 0.8% UFJ Bank Ltd. 0.8% Customers Shareholding Union 0.7%
(14) Principal Banks	The Bank of Kyoto, Ltd. UFJ Bank Ltd.	Sumitomo Mitsui Banking Corp. UFJ Bank Ltd. The Asahi Bank, Ltd.

(15) Performance of Recent 3 Fiscal Year

(Millions of Yen)

	Kyocera Corporation			Toshiba Chemical Corporation		
Fiscal Year	Ended March, 2000	Ended March, 2001	Ended March, 2002	Ended March, 2000	Ended March, 2001	Ended March, 2002
Net Sales	507,802	652,510	499,264	34,404	36,449	24,868
Recurring Profit (or Loss)	69,471	114,500	56,412	(607)	459	(4,276)
Net Income	39,296	31,398	34,475	(3,043)	446	(11,443)
Net Income per Share	206.48 yen	164.98 yen	182.36 yen	(67.57) yen	9.91 yen	(254.05) yen
Dividend per Share	60.00 yen	60.00 yen	60.00 yen	-	4.00 yen	-
Shareholders Equity per Share	3,959.32 yen	4,675.06 yen	4,652.07 yen	545.38 yen	552.72 yen	297.27 yen

4. Status of the Companies after the Stock Swap

<Status of Kyocera>

(1) Amounts of Capital and Capital Surplus to be increased

(i) Capital Amounts

Not to be increased.

(ii) Capital Surplus

The amount obtainable by the amount of the net asset value of Toshiba Chemical as of the effective date of stock swap.

(2) Impact on Performance

The impact on the companies is expected to be insignificant.

<Status of Toshiba Chemical>

(1) Name, Business and Location of Headquarters of Toshiba Chemical

(i) Name

The name of Toshiba Chemical will be changed to "Kyocera Chemical Corporation" by resolution of an Extraordinary General Shareholders Meeting to be held after the effective date of the stock swap.

(ii) Business

There will be no change in the business.

(iii) Location of Headquarters

Headquarters will be moved to 14-25, Ryoke 5-chome, Kawaguchi-shi, Saitama Prefecture upon adoption of a resolution to amend the Articles of Incorporation at the Ordinary General Shareholders Meeting of Toshiba Chemical on June 27, 2002.